KANE KESSLER, P.C.

1350 AVENUE OF THE AMERICAS

NEW YORK, NEW YORK 10019

(212) 541-6222

                July 12, 2010

Via Edgar, Federal Express and Facsimile ((202) 772-9203)

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-3628

Attn:	Mellissa Campbell Duru, Esq.
Special Counsel
Office of Mergers and Acquisitions

Re:	Crown Crafts, Inc.
Preliminary Proxy Statement filed on Schedule 14A filed June 30, 2010 by Wynnefield Partners Small Cap Value, L.P., Wynnefield Partners Small Cap Value, L.P. I, Wynnefield Small Cap Value Offshore Fund, Ltd., Wynnefield Capital Management, LLC, Wynnefield Capital, Inc., Channel Partnership II, L.P., Wynnefield Capital, Inc. Profit Sharing & Money Purchase Plan, Nelson Obus, Joshua H. Landes, Jon C. Biro, Melvin L. Keating
File No. 1-07604

Dear Ms. Duru:

We are submitting today in electronic format with the Securities and Exchange Commission (the “Commission”), pursuant to the Securities Exchange Act of 1934, as amended (the “Act”), and Regulation S-T, a revised Preliminary Proxy Statement on Schedule 14A (“Preliminary Proxy Statement”) filed by Wynnefield Partners Small Cap Value, L.P., Wynnefield Partners Small Cap Value, L.P. I, Wynnefield Small Cap Value Offshore Fund, Ltd., Wynnefield Capital Management, LLC, Wynnefield Capital, Inc., Channel Partnership II, L.P., Wynnefield Capital, Inc. Profit Sharing & Money Purchase Plan, Nelson Obus, Joshua H. Landes, Jon C. Biro, Melvin L. Keating (collectively, the “Wynnefield Group”) with respect to the 2010 Annual Meeting of Crown Crafts, Inc. (the “Company”).

The Preliminary Proxy Statement has been revised in response to the Staff’s comments contained in the Commission’s letter of comment dated July 8, 2010 (the “Staff Letter”). In connection therewith, set forth on Schedule A hereto are responses of the Wynnefield Group to the Staff Letter, which have been listed in the order of the comments from the Staff Letter. I am also attaching as Schedule B hereto the acknowledging statement required from each of the filing persons regarding the Staff comments.

We trust that the above discussion adequately responds to the questions raised. Please note that because the Company’s annual meeting of stockholders is scheduled for August 10, 2010, and the Company did not publicly disclose the meeting date until June 21, 2010, the Wynnefield Group will only have a short time period in which to solicit proxies in connection with the meeting. We therefore respectfully request that if the Staff has any remaining issues with respect to the Wynnefield Group’s responses to the Staff’s comments, a conference call should be scheduled as soon as possible between the Staff and the undersigned to promptly resolve such issues.

Please feel free to contact me at (212) 519-5101 with any questions regarding the foregoing.

Very truly yours,

/s/ Jeffrey S. Tullman

Jeffrey S. Tullman

Enclosures

cc:	Nelson Obus
Max Batzer
Stephen Zelkowicz

Schedule A

Responses of the Wynnefield Group to the

Commission Staff Comment Letter dated July 8, 2010

PREC14A Filed June 30, 2010

General

1.

Please describe the provisions of the company’s governing instruments which you believe permit you to nominate the current slate of candidates. Further, please revise to state whether or not the nominations were made timely and whether the Wynnefield Group is in compliance with any of the provisions in such governing instruments.

The Wynnefield Group notes the Staff’s comment and, in response to this comment, has revised page 3 of the Preliminary Proxy Statement to describe the provisions of the Company’s governing instruments which allows the Wynnefield Group to nominate its slate of candidates, as well to state that such nominations were timely made in accordance with such governing instruments.

Reasons to Vote, page 3

2.

Although you make reference to the minority position that the nominees would have if elected to the Board, please revise throughout to further highlight the limitations on the ability of your nominees to effect changes given their minority status.

The Wynnefield Group notes the Staff’s comment and, in response to this comment, has revised pages 3, 4 and 6 of the Preliminary Proxy Statement to make reference to the minority position that the nominees would have if elected to the Board, as well as to describe the limitations on the ability of our nominees to effect changes given their minority status.

3.

Please revise to specify clearly any plans the nominees plan to advocate for if elected, including plans that address management’s “failure to create stockholder value” and how the nominees intend to “effectively monitor an evaluation of strategic alternatives and corporate governance practices.” If the nominees have no specific plans, revise to clearly state this fact.

The Wynnefield Group notes the Staff’s comment and, in response to this comment, has revised page 6 of the Preliminary Proxy Statement to specify the nominees’ plans if elected, with respect to stockholder value, strategic alternatives and corporate governance practices.

4.

Throughout the proxy statement, you imply or state directly that the Board, including the Strategic Review Committee, has “feigned” compliance with its mandate or been intransient with respect to change. Disclosure on page 8 states that the Wynnefield Group is nominating candidates in order to bring “accountability” to the Board, which implies that the current board lacks accountability. Please avoid statements that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal or immoral conduct without factual foundation. Refer to Exchange Act Rule 14a-9. Accordingly, please remove such statements, or in the alternative, set forth the basis for your assertions. We may have further comment.

The Wynnefield Group notes the Staff’s comment and, in response to this comment, has revised pages 5, 10 and 12 of the Preliminary Proxy Statement to delete the statements that the Board, including the Strategic Review Committee, has “feigned” compliance with its mandate or been intransient with respect to change together with the statements that implied the current Board lacks accountability.

5.

Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Please re-characterize certain statements as your opinion or belief and also provide us with support for the statements you make with respect to the following:

•	assertions that the Board has failed to address a wide range of deficiencies (page 3);

The Wynnefield Group notes the Staff’s comment and, in response to this comment, has revised page 4 of the Preliminary Proxy Statement to indicate that, in the opinion of the Wynnefield Group, there are deficiencies in the Company’s financial performance, strategic analysis, corporate governance and alignment of compensation practices with stockholder interests.

Additionally, we note the following:

•	The factual foundation for the Wynnefield Group’s assertion that the Board has failed to address deficiencies in financial performance is supported by the following:

• As disclosed on page four of the Company’s Annual Report on Form 10-K for the year ended March 28, 2010, the Company has failed to address its continuing dependence on its two top customers who account for 64% and 68% of the Company’s gross sales in fiscal 2010 and 2009, respectively. As disclosed on page four of the Company’s Annual Report on Form 10-K for the year ended March 28, 2010, notwithstanding the significant business risk associated with the Company’s dependence upon these two customers, the Company has failed to enter into contracts with such customers in order to secure future sales.

• As disclosed on page five of the Company’s Annual Report on Form 10-K for the year ended March 28, 2010, the Company remains heavily dependent on the sale of licensed products, which represented 51% of the Company’s gross sales in fiscal year 2010, of which 36% was derived from one customer. As disclosed on page six of the Company’s Annual Report on Form 10-K for the year ended March 28, 2010, the Company could experience a material loss of revenues if it is unable to renew its major license agreements or obtain new licenses.

• The Company’s inability to improve its financial results is further evidenced by its flat net sales over the past seven years, please see page F-3 of the Company’s Annual Report on Form 10-K for fiscal years 2010 and 2004 reflecting net sales of $86.0 million and $86.2 million, respectively.

•	The factual foundation for the Wynnefield Group’s assertion years that the Board has failed to address deficiencies in strategic analysis is supported by the following:

• the absence of any public disclosure by the Company regarding the nature and extent of any strategic reviews conducted by the Board or the Strategic Review Committee established pursuant to the standstill agreement dated as of July 1, 2008 between the Company and the Wynnefield Group;

• the absence of any public disclosure by the Company that the Board had retained an independent financial advisor to assist management and the Board in determining a future strategic path that will generate stockholder value; and

• the absence of standing strategic review committee or a committee of the Board that performs the functions of a strategic review committee.

•	The factual foundation for the Wynnefield Group’s assertion that the Board has failed to address deficiencies in corporate governance is based upon the following:

• the Company’s classified board of directors;

• the failure of the Company to segregate the positions of CEO and Chairman;

• the existence of a “poison pill” or rights agreement that was adopted without stockholder approval and does not provide for mandatory periodic evaluation by the Board as to its necessity; and

• no disclosed CEO succession plan.

In support of the Wynnefield Group’s view that the above constitute deficiencies in the Company’s corporate governance, we are submitting supplementally in Appendix A attached hereto, the statements of leading academic researchers and institutional advisory groups.

•

The factual foundation for the Wynnefield Group’s assertion that the Board has failed to address deficiencies in the alignment of compensation practices with stockholder interest is based upon the following:

• As disclosed in the Company’s 2010 preliminary proxy statement, notwithstanding the Company’s statement on page 13 that with respect to compensation “there should be a significant equity-based component because it best aligns the executives’ interests with those of the Company’s stockholders,” none of the fiscal year 2010 compensation paid to the Company’s CEO consisted of equity-based awards and only 11% of the fiscal year 2010 compensation paid to the Company’s other named executives consisted of equity-based awards; and

• as disclosed in the Company’s 2010 preliminary proxy statement, only 22% of the fiscal year 2010 compensation paid to the Company’s non-employee directors consisted of equity-based awards.

•	allegations that the Board is seeking to entrench itself and “financially benefit[]... existing directors and management to the detriment of stockholders...” (page 3);

•

The factual foundation for the Wynnefield Group’s assertion that the Board has entrenched itself while financially benefiting the existing directors and management to the detriment of stockholders is based upon the following:

• According to the Company’s SharkRepellent.net Takeover Defense Profile, which provides a measurement of a company's key takeover defenses, the Company has a “Bullet Proof Rating” of 8.25 out of 10, as compared to mean Bullet Proof Ratings of 3.13, 1.58, 3.02, 3.89 and 3.83 for companies in the S&P 500, Dow Jones Industrial Average, Fortune 500 and the Company’s SIC Group, respectively. We are submitting supplementally in Appendix B attached hereto, the Company’s SharkRepellent.net Takeover Defense Profile.

• The Company’s classified board of directors.

• In 2003, the Company adopted its “poison pill” to protect the Company’s ability to carry forward its net operating losses (the “NOLs”). However, in 2009, after determining that the Company’s NOLs were no longer available to offset future taxable gains, the Board, without seeking stockholder approval, amended the poison pill to increase its triggering threshold from 5% to 20%.

• As disclosed on pages 20 through 22 of the Company’s 2010 proxy statement, pursuant to the terms of the CEO’s employment agreement and severance protection agreement, following a change in control, which would generally be deemed to have occurred if (i) the Company’s stockholders approved a sale or merger of the Company, (ii) in the event the board members who approved the severance agreement cease to constitute a majority of the members of the Company’s Board of Directors, as well as (iii) an acquisition by any person of beneficial ownership of 25% or more of the any voting securities of the Company, the CEO would entitled to terminate his employment for any reason during the 60-day period commencing 90 days after the occurrence of the change in control. In such event, as disclosed on page 22 of the Company’s 2010 proxy statement, the CEO would financially benefit from a payment of approximately $2.8 million.

• As disclosed on page 22 of the Company’s 2010 proxy statement, the Company’s named executive officers would financially benefit from an aggregate of approximately $3.6 million in change in control payments. Such payments would detrimentally reduce the purchase price payable to the Company’s stockholders in the event they approved a merger or sale of the Company and amount to almost 46% of the Company’s pre-tax net income from operations in fiscal 2010.

• The classified board, poison pill together with potential parachute payments payable upon a change in the majority of the Company’s Board contributes to the Company’s 8.25 “Bullet Proof Rating” and insulates the Board from change while allowing the members of the Board to continue to collect high director fees, as evidenced by the information on page 20 of the Company’s 2009 proxy statement whereby a member of the Board received up to $104,126 in compensation in fiscal 2009.

•

allegations that management has failed to create stockholder value, generate “meaningful” long term growth of revenues or “sustainable” profits from operations or adopt best practices of corporate governance; and,

The Wynnefield Group notes the Staff’s comment and, in response to this comment, has deleted the assertions previously contained on page 4 of the Preliminary Proxy Statement that the Board failed “to generate any meaningful long-term growth of revenues or sustainable profits from operations”

Additionally, we note the following:

•	The factual foundation for the Wynnefield Group’s assertion that the Board has failed to create stockholder value is based upon the following:

• The Company stock has underperformed as compared to its peers in the infant and juvenile products industry as illustrated by the line graph on page 7 of the Wynnefield Group’s Preliminary Proxy Statement.

• Since the Company’s shares hit its ten-year high of $6.10 on February 6, 2007, it has approximately declined by 32.5%, a greater decline than the approximate 20.3%, 19.8% and 19.6% declines experienced by the S&P 500, Russell 1000 and the Russell 2000, respectively, during the same period.

• Since February 2007, the Company stock has underperformed as compared to the S&P 500, Russell 1000 and the Russell 2000 as illustrated by the line graph submitting supplementally in Appendix C attached hereto.

•

A $100 investment in the Company made on February 1, 2007, would have decreased approximately 32.85% since such time, while the same amount invested in the S&P 500 would have decreased by approximately 19.69%, by approximately 18.45% if invested in the Russell 1000 and by approximately 19.2% if invested in the Russell 2000.

•	The factual foundation for the Wynnefield Group’s assertion that the Board has failed to adopt best practices of corporate governance is based upon the following:

•	the Company’s classified board of directors;

•	the failure of the Company to segregate the positions of CEO and Chairman;

•	the existence of a “poison pill” or rights agreement that was adopted without stockholder approval and does not provide for mandatory periodic evaluation by the Board as to its necessity; and

•	no disclosed CEO succession plan.

In support of the Wynnefield Group’s view that the above constitute a failure to adopt best practices of corporate governance, we are submitting supplementally in Appendix A attached hereto, the statements of leading academic researchers and institutional advisory groups.

•	assertions that the Board has been minimally responsive to the Wynnefield Group’s concerns.

The Wynnefield Group notes the Staff’s comment and, in response to this comment, has deleted the assertion previously contained on page 4 of the Preliminary Proxy Statement that the Board has been minimally responsive to the Wynnefield Group’s concerns.

Where the basis of support are other documents, such as analysts’ reports and newspaper articles, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

We have attached as Appendix A and Appendix B hereto, excerpts of independent authorities supporting the statements of the Wynnefield Group highlighted by the Staff in its comments.

Company’s Share Price Has Underperformed, page 5

6.	Please provide greater context to the disclosure under this heading and disclosure regarding financial performance of the company generally. Acknowledge, for example, the impact of recent share price volatility within the overall market that has affected a wide range of companies across various industries.

The Wynnefield Group notes the Staff’s comment and, in response to this comment, has revised pages 6 and 8 of the Preliminary Proxy Statement, to disclose the percentage of decline experienced by the S&P 500, the Russell 1000 and Russell 2000 as compared to the Company during the same period and to acknowledge the decline in the Company’s stock price is likely due in part to increased market volatility and an overall deterioration in economic conditions.

Failure to Address Business Challenges, page 6

7.

Please expand your disclosure regarding the strategic options the Wynnefield group has “urged” the company to fully explore, including any specific options the Wynnefield group would like to see implemented that may result in an extraordinary corporate transaction. In this regard, please supplement your disclosure to define the “viable strategic plan” the participants plan on pursuing that is reference on page 9.

The Wynnefield Group notes the Staff’s comment and, in response to this comment, has revised page 9 of the Preliminary Proxy Statement to expand the disclosure of the strategic options the Wynnefield Group would like to see implemented. The Wynnefield Group further revised the Preliminary Proxy Statement on page 12 to delete “viable strategic plan.”

Proposal 1, page 10

8.

Please revise to highlight that shareholders who vote using the gold proxy card will not be able to vote for the Class II director nominated by the company and as such, are effectively disenfranchised with respect to a vote on that matter.

In our review of precedents, the only other proxy contest which are analogous to the facts at hand was the contest between Consolidated-Tomoka Land Co. (“Consolidated”) and Wintergreen Fund, Inc. (“Wintergreen”) in connection with Consolidated’s annual meeting held on May 13, 2009, involving the election of multiple classes of directors. We note that in Wintergreen’s definitive proxy statement and proxy card filed with the Commission on April 8, 2009, Wintergreen sought authority to vote for its nominees in one class, as well as two of Consolidated’s nominees running unopposed in two other classes.

In response to the Staff’s comment, the Wynnefield Group has revised pages 1, 3, and 15 of the Preliminary Proxy Statement, as well as the gold proxy card to conform to the approach and precedent established by Wintergreen in its proxy statement. Accordingly, no shareholders will be disenfranchised with respect to a vote on that matter.

9.

It appears that you are attempting to rely on the “short slate provisions” set forth in Exchange Act Rule 14a-4(d). Your disclosure and the form of proxy card, however, should be revised to set forth the undertaking that gold proxies will be voted in favor of company nominees other than those company nominees you specifically identify. As currently disclosed, you have not provided this undertaking or any indication of which of the company’s nominees the gold proxy will not be voted for. Please revise. Refer to Release No. 34-31326.

The Wynnefield Group notes the Staff’s comment and, in response to this comment, has revised pages 1 and 3 of the Preliminary Proxy Statement, as well as the gold proxy card to disclose that the Wynnefield Group is also seeking authority to vote proxies in favor of the Company’s nominees other than those Company nominees specifically identified by the Wynnefield Group.

Other Matters, page 13

10.

You refer security holders to information that you are required to provide that will be contained in the company’s proxy statement for the annual meeting. We presume that you are relying upon Rule 14a-5(c) to refer to this information. If so, please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the company’s proxy statement, you must undertake to provide the omitted information to security holders. Please advise as to your intent in this regard.

The Wynnefield Group notes the Staff’s comment and, in response to this comment, advises the Staff that it will be relying upon Rule 14a-5(c) in referring to certain information that is contained in the Company’s proxy statement for the 2010 Annual Meeting and that it will not disseminate the Wynnefield Group’s proxy prior to the distribution of the Company’s proxy statement for the 2010 Annual Meeting.

Solicitation; Expenses, page 13

11.

We note that you plan on soliciting proxies via mail, advertisement, telephone, facsimile and personal solicitation. Please clarify whether you intend to solicit using the Internet and/or e-mail. Further, please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

The Wynnefield Group notes the Staff’s comment and, in response to this comment, has revised page 18 of the Preliminary Proxy Statement, to disclose that the Wynnefield Group may also solicit proxies through email and postings on the internet.

Further, the Wynnefield Group confirms that we will comply with all of the requirements of Rule 14a-6(b) and (c) and make all required filings of soliciting materials under the cover of Schedule 14A on the date of first use.

Schedule B

The undersigned (the “Filing Persons”), in response to the Securities and Exchange Commission’s (the “Commission”) letter of comment dated July 8, 2010 regarding that certain Preliminary Proxy Statement on Schedule 14A filed by the Filing Persons with respect to the 2010 Annual Meeting of Crown Crafts, Inc., do hereby acknowledge that:

•	the Filing Persons are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Filing Persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Wynnefield Partners Small Cap Value, L.P. By: Wynnefield Capital Management LLC, its General Partner By: /s/ Nelson Obus Co-Managing Member	Wynnefield Partners Small Cap Value, L.P. I By: Wynnefield Capital Management LLC, its General Partner By: /s/ Nelson Obus Co-Managing Member
Wynnefield Small Cap Value Offshore Fund, Ltd. By: Wynnefield Capital, Inc. By: /s/ Nelson Obus President	Wynnefield Capital Management, LLC By: /s/ Nelson Obus Co-Managing Member
Wynnefield Capital, Inc. By: /s/ Nelson Obus President	Channel Partnership II, L.P. By: /s/ Nelson Obus General Partner
/s/ Joshua H. Landes Joshua H. Landes	/s/ Nelson Obus Nelson Obus
/s/ Jon C. Biro Jon C. Biro	/s/ Melvin L. Keating Melvin L. Keating

1

Appendix A

Staggered Board

An article on Westlaw Business, dated March 4, 2010, entitled “Proxy Disclosure: Boards Stagger to Declassification,” discussing modern trends in board declassification, concludes that “declassification is clearly the trend in corporate best practices and many of America’s largest corporations are putting a stop to their staggering...”

The assertion that declassification is considered a corporate best practice is supported by empirical research and various studies. According to the RiskMetrics Group (“RMG”) 2009 Post Season Report entitled “A New Voice in Governance: Global Policymakers Shape the Road to Reform,” proposals to repeal classified boards continue to receive strong support from shareholders. Sixty-seven such resolutions averaged support of 63% during 2009.

A study by noted Harvard Law School professor Lucian A. Bebchuk and University of South California professor Ehud Kamar, entitled “Bundling and Entrenchment,” stated that between 1995 and 2007:

“Shareholders were strongly opposed to staggered boards, and firms that did not already have a staggered board in their charter were general unable to adopt one. Indeed, during the period we study, shareholders were persistently pressuring firms that had staggered boards to dismantle them. From 1995 through 2007, shareholders voted on more than four hundred proposals to dismantle a staggered board. Over roughly the same period, the average percentage of votes cast in favor of these proposals increased steadily from 45% in 1996 to 68% in 2007.”

Further, the study went to state that as a result of the support of the shareholders for these proposals, the number of S&P 500 companies with staggered boards dropped from 62% to 45% between 1998 and 2006.

The October 2004 issue of CGQ View summarizes academic research on staggered boards presented by professors Lucian A. Bebchuk and Alma Cohen, entitled “The Costs of Entrenched Boards, which studies the association between staggered boards and firm value during the period 1995-2002, determined that “staggered boards are associated with a lower firm value.” CGQ View reported that according to the Bebchuk/Cohen study, “staggered boards do not merely reflect lower firm value,” but such boards “actually cause lower firm value that is economically meaningful.”

And in an article in the September 15, 2004 Dow Jones Corporate Governance Newsletter commenting on Procter & Gamble’s proposal to end its classified board, the author indicated as follows:

“Proponents of good corporate governance say that having directors stand for election each year gives investors the ability to remove board members who aren’t doing a good job in a timely manner. Annual elections also can help bring fresh perspectives to the board.”

Separating the Roles of Chief Executive Officer and Chairman of the Board

An article posted on the Wall Street Journal on January 14, 2008, entitled “When Chairman and CEO Roles Get a Divorce,” discussing the separation of the roles of the CEO and Chairman states that the division of labor of the two roles has been long favored by governance advocates.

An article entitled “Corporate Governance Best Practices: Chairman-CEO Split Gains Support,” published on March 30, 2009, discussing a report prepared by Millstein Center for Corporate Governance and Performance at Yale University’s Schools of Management, whereby the importance of the “Chairman-CEO split as a corporate governance best practice” (emphasis added), is outlined. The report by Millstein Center also states that “[i]n the context of this economic crisis, boards should adopt independent chairmanship as an important voluntary and proactive element in restoring market trust in enterprise.” Finally, the report concludes that now is the time to make independent chairmanship the default model of board leadership in corporate North America and urges companies to implement this change.

Empirical date and trends support the assertion that the separation of the roles of CEO and Chairman is now a corporate best practice. According to the RMG 2009 Post Season Report entitled “A New Voice in Governance: Global Policymakers Shape the Road to Reform,” “most compensation-related shareholder proposals, call for separation or independent chairs have resonated with investors in 2009, with 31 proposals averaging 36.3% of support between January 1 and June 30.” This is a 6.5% increase from 2008 and 11.5% increase since 2007.

Further, RMG stated in its Governance Group Issues Report on December 17, 2008, entitled “Board Practices: Trends in Board Structure at S&P 1,500 Companies,” that “study trends suggest that companies are beginning to view separate chairs more favorable,” and that “[i]ssuers are demonstrating increased importance placed on CEO succession planning, with 88 percent now disclosing a board committee with formal responsibilities for such work, up eight percentage points from 2007 and more than double the level in 2006.”

Poison Pill

Studies have found that poison pills significantly reduce shareholder value as noted in a case study entitled “Grading the Goldfield Poison” by Aaron Brown, adapted by Professor Ian Giddy of New York University. It further stated that “pills are not aimed at hostile acquirers, but at any shareholders who challenge management and that the “real purpose of pills is to entrench board power rather than prevent takeovers.”

For the last several years RMG, has followed guidelines set out in its RiskMetics Group, U.S. Corporate Governance Policy; 2009 Updates 14-16, and voted against the re-election of a board that has adopted a poison pill without shareholder consent and only supported shareholder approved poison pills if they contain watered-down protections.

In an article in the May/June 2008 McDermott Will & Emery “Inside M&A” Newsletter, discussing corporate trends and specifically corporate defense tactics, the author indicated as follows:

“Generally, the number of publicly traded U.S. companies with structural defenses, such as staggering boards, poison pills and other measures, has been declining. The decline of poison pills is particularly striking. According to Georgeson, the number of public companies with poison pills in force dropped from 60 percent in 2002 to approximately 30 percent by year-end 2007.”

The article further stated that “a rights plan is often viewed as a mechanism that entrenches management, erodes accountability and unduly limits a shareholder’s ability to consider a change of control provision.”

An article posted by Latham & Watkins on the Harvard Law School Forum on Corporate Governance and Financial Regulation further elaborates that while in 2002 approximately 60% of S&P 500 corporations had rights plans in place, by 2008, only 22% still maintained rights plans.

Succession Planning

An article from the Stanford University Graduate School of Business Closer Look Series: Topics, Issues, and Controversies in Corporate Governance, dated June 24, 2010, entitled “CEO Succession Planning: Who’s Behind Door Number One?” discussing the importance of successive planning for CEOs of companies states that “one of the most important decisions that a board of directors must make is the selection of the chief executive officer (CEO) of the company and concludes that in order to perform this function the board needs to have a succession plan in place. The article looks to the SEC Staff Legal Bulletin 14E (CF), “Shareholder proposals,” dated October 27, 2009, whereby the SEC states that “one of the board’s key functions is to provide for succession planning so that the company is not adversely affected due to vacancy in leadership,” as support for disclosure of CEO succession.

Further, a study by the Hay Group conducted in 2007, entitled “What Makes the Most Admired Companies Great: Board Governance and Effective Human Capital Management,” found that “85% of the Most Admired Company boards have well-defined CEO succession plans to prepare for replacement of the CEO on a long-term basis and that 91% have a well defined plan to cover the emergency loss of the CEO that is discussed at least annually by the board.”

An article at Forbes.com published on November 9, 2007, entitled “Best Practices in Succession Planning,” states that “[b]ecause the board of directors has the responsibility for governance, the development and execution of a thoughtful succession-planning process must receive its full consideration,” supporting the assertion that CEO succession planning is an essential part of best corporate governance practices.

Appendix B

Back
Analytics

www.sharkrepellent.net

07-10-2010

Crown Crafts, Inc. (CRWS) Nasdaq

Company Details

Address:	916 South Burnside Avenue, Gonzales, Louisiana 70737
Incorporated:	Delaware
Web Site:	www.crowncrafts.com
SIC Classification:	Broadwoven Fabric Mills, Cotton (2211)
Business Description:	Crown Crafts, Inc. designs, markets and distributes infant and juvenile consumer products, including crib bedding, diaper stackers, mobiles, bibs, receiving blankets, burp cloths, bathing accessories and other infant soft goods and accessories. The company also produces hand-woven throws for infants and adults.
Bullet Proof Rating:	8.25

Analytics

Percentage of Firms By Defense Type (1)

	Company	S&P 500	S&P 400	S&P 600	S&P 1500
Number of Companies	-	495	399	582	1476
Classified Board	Yes	29.29	48.37	47.77	41.73
Board Fills All Vacancies	No	78.38	77.19	75.77	77.03
Shareholders Cannot Call Special Meetings	No	51.11	50.88	46.74	49.32
No Action by Written Consent	Yes	72.32	73.93	70.62	72.09
Fair Price Provision	No	20.61	18.80	15.64	18.16
Supermajority Vote for Mergers	No	23.84	28.82	24.40	25.41
Directors Removed Only for Cause	Yes	37.98	50.38	46.56	44.72
Supermajority Vote to Remove Directors	Yes	25.25	34.34	28.69	29.07
Locked-In Charter or Bylaw Provisions (2)	Yes	54.75	65.41	62.71	60.77
Expanded Constituency Provision	No	7.68	11.53	10.82	9.96
No Cumulative Voting	Yes	93.94	92.48	91.92	92.75
Blank Check Preferred Stock	Yes	94.95	92.73	91.24	92.89
Number of Companies (For Poison Pills)	-	500	400	600	1500
Poison Pill In Force	Yes	14.60	24.00	22.67	20.33

	DJIA	Fortune 500	Nasdaq 100	SharkRepellent Universe	SIC Group (3)
Number of Companies	30	452	85	3869	12
Classified Board	6.67	27.88	31.76	47.20	33.33
Board Fills All Vacancies	80.00	80.09	71.76	78.70	41.67
Shareholders Cannot Call Special Meetings	30.00	52.65	51.76	52.44	50.00
No Action by Written Consent	70.00	72.35	63.53	69.29	66.67
Fair Price Provision	3.33	20.35	5.88	11.29	8.33
Supermajority Vote for Mergers	16.67	21.68	16.47	19.28	33.33
Directors Removed Only for Cause	16.67	37.17	32.94	46.89	33.33
Supermajority Vote to Remove Directors	10.00	23.23	20.00	31.20	25.00
Locked-In Charter or Bylaw Provisions (2)	16.67	53.10	44.71	60.35	58.33
Expanded Constituency Provision	10.00	7.52	2.35	9.43	16.67
No Cumulative Voting	93.33	95.58	95.29	94.16	91.67
Blank Check Preferred Stock	96.67	95.13	96.47	92.61	91.67
Number of Companies (For Poison Pills)	30	464	100	3869	12
Poison Pill In Force	0.00	12.93	21.00	23.08	41.67

Mean Bullet Proof Ratings (4)

8.25
3.13
4.10
3.93
3.71
Company
S&P 500
S&P 400
S&P 600
S&P 1500

1 of 2

7/10/2010 12:06 PM

B-1

1.58
3.02
3.26
3.89
3.83
DJIA
Fortune 500
Nasdaq 100
SharkRepellent
SIC Group (3)

(1) Percentages are based upon the number of eligible and active companies in the SharkRepellent.net database. For the Poison Pill In Force calculation by index, non-US companies are included.
(2) Supermajority vote requirement (e.g., 66.67%, 75%, 80%) for shareholders to amend/repeal at least one charter or bylaw provision.
(3) SIC Group is defined as the first two digits of this company's primary SIC code (22: Textile Mill Products). There are 12 eligible and active companies in the SharkRepellent.net database in this SIC group.
(4) The TrueCourse Bullet Proof Rating is a weighted average index comprised of significant components that impact takeover defenses. The rating scale is from 0 to 10 with a 10 representing the most formidable defenses. The rating system is a relative measurement and is not intended to measure the probability of a successful defense. Statistics are based upon the number of eligible and active companies in the SharkRepellent.net database.

Selected Bullet Proof Ratings in SIC Group (22: Textile Mill Products)

Top Quartile			Bottom Quartile		
Company	**Ticker**	**BPR**	**Company**	**Ticker**	**BPR**
Crown Crafts, Inc.	CRWS	8.25	Albany International Corp.	AIN	1.00
Mohawk Industries, Inc.	MHK	5.25	Unifi, Inc.	UFI	1.50
Xerium Technologies, Inc.	XRM	5.25	Quaker Fabric Corporation	QFABQ	2.00

© 2001-2009 FactSet Research Systems Inc. All Rights Reserved.

2 of 2

7/10/2010 12:06 PM

B-2

Appendix C

C-1